UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZIOPHARM Oncology, Inc.

(Name oflssuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98973P101

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

D Rule 13d-l(b) [gj Rule 13d-l(c) D Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchauge Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98973P101
1	NAMES OF REPORTING PERSONS University of Texas Investment Management Co. 74-2765082
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) D (b) D
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) D
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) lA

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CUSIP No. 98973P101

NAMES OF REPORTING PERSONS

1 The Board of Regents of the University of Texas System

74-6000203

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

2 (a) D

(b) D

SEC USE ONLY

3

CITIZENSHIP OR PLACE OF ORGANIZATION

4

Texas

SOLE VOTING POWER

5

-0-

NUMBER OF SHARED VOTING POWER SHARES 6

BENEFICIALLY -0-

OWNED BY SOLE DISPOSITIVE POWER EACH

REPORTING 7 -0-

PERSON WITH

SHARED DISPOSITIVE POWER

8

-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9 -0-

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10

D

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11

0.00%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12 00

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Item l(a). Name of Issuer:

ZIOPHARM Oncology, Inc., a Delaware corporation

Hem l(b). Address ofissuer's Principal Executive Offices:

One First Avenue, Paris Building 34, Navy Yard Plaza, Boston, Massachusetts 02129

Item 2(a). Name of Person Filing:
(I) University of Texas Investment Management Co.

(2) The Board of Regents of the University of Texas System

The shares of ZIOPHARM Oncology, Inc. common stock, $0.001 par value per share, originally reported on the Schedule 13G dated March 18, 2015 (the "Shares") were issued to The Board of Regents of the University of Texas System (the "Regents") as consideration for the licensing of certain technology to the Issuer pursuant to an agreement among the Issuer, Intrexon Corporation and the Regents, on behalf of The University of Texas M.D. Anderson Cancer Center (the "License Agreement"). Pursuant to an Investment Management Services Agreement with the Regents, the University of Texas Investment Management Co. ("UTIMCO"), an institutional investment advisor, held the Shares on behalf of the Regents and was authorized to exercise investment discretion and voting power with respect to such Shares on behalf of the Regents.

This Amendment No. I to Schedule 13G (this "Amended Schedule 13G") is filed on behalf of each of these persons. Included in this Amended Schedule 13G as Exhibit I is the agreement between UTIMCO and the Regents to file this Amended Schedule 13G on behalf of each of them.

Item 2(b). Address or Principal Business Office or, if None, Residence: (I) 401 Congress Avenue, Suite 2800, Austin, Texas 78701

(2) 401 Congress Avenue, Suite 2800, Austin, Texas 78701

Item 2(c). Citizenship:

(1) Texas

(2) Texas

Item 2(d). Title of Class of Securities:

ZIOPHARM Oncology, Inc. common stock, $0.001 par value per share

Item 2(e). CUSIP No.:

98973Pl01

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Item3.

Not applicable

Hem4. Ownership:

The Shares were issued to the Regents as consideration for the licensing of certain technology to the Issuer pursuant to the License Agreement. Pursuant to an Investment Management Services Agreement with the Regents, UTIMCO holds the shares on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such shares on behalf of the Regents. Accordingly, the Regents and UTIMCO share beneficial ownership of the shares as set forth below:

(a)

(b)

Amount Beneficially Owned: -0-

Percent of Class: 0.00%

(c) Number of Shares as to which Person has:

(i) Sole power to vote or to direct the vote: -0- (ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of 5 Percent or Less of a Class:

(1) As of December 2015, UTIMCO has ceased to be the beneficial owner of more than five percent of the class of securities.

(2) As of December 2015, the Regents have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

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Item 9. Notice of Dissolution of Group: Not applicable
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February , 2016 University of Texas Investment Management Co.

Dated: February t:;?, 2016

Joan Moeller
Sedor Managing Director

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Exhibit 1

Joint Filing Agreement
In accordance with Rule l3d-l (k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Amendment No. l to Schedule l3G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 1 to Schedule l3G.
In evidence thereof, the undersigned hereby execute this Agreement as of February 55'_,
2016.

The Board of Regents of the University of Texas System
By: University of Texas Investment Management Co., as investment advisor to The Board of Regents of the University of Texas System

(1, ,.//

By:' . &'
Joan Moeller
S ior Managing Director

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